UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I-Mab Enhances Ecosystem Alliance Building through Participation in Hong Kong SPAC

SHANGHAI, China and GAITHERSBURG, MD. February 22, 2022 I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, announced today that Vivere Lifesciences Acquisition Corp. (“Vivere”), a special purpose acquisition company (the “SPAC”), of which the Company owns 30% of the Class B shares (the “Promoter Shares”), has filed a listing application with the Hong Kong Stock Exchange (the “Proposed Listing”).

Vivere was formed for the purpose of effecting a de-SPAC transaction with a focus on targets in the healthcare industry in China or other global opportunities with a significant China angel, specifically in areas including biotechnology, diagnostics, therapeutic devices, novel platform and healthcare-related technologies, synthetic biology and CXOs, which exhibit innovative characteristics and can create synergistic values for its promoters. VMS AM, one of the Company’s pre-IPO shareholders and a well-reputed multi-strategy financial group based in Hong Kong, and its affiliates own a majority of the Promoter Shares.

The Company intends to utilize Vivere as a platform to enhance its global innovation ecosystem and forge strong partnerships with potential targets through the de-SPAC process. The SPAC is a capital-efficient tool to support the Company to build strategic alliances with worldwide innovators with the goal to develop transformational medicines for patients. Mr. Jielun Zhu, Chief Strategy Officer of the Company in charge of strategic investments and corporate partnerships, takes on the position of Vivere’s Chief Investment Officer and Director. Subject to regulatory review and market conditions, the Proposed Listing is expected to be completed in Q2 2022.

Forward Looking Statements

This announcement contains forward-looking statements including statements regarding the Proposed Listing of Vivere. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including the possibility that the conditions, including market conditions and customary closing conditions related to the Proposed Listing, will not be met and that Vivere will be unable to consummate the Proposed Listing. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ John Long

Name	:	John Long

Title	:	Director and Chief Financial Officer

Date: February 22, 2022